Exhibit 21
ARBITRON INC.
SUBSIDIARIES

State or
Other Jurisdiction
Subsidiaries and Their Affiliates:	of Incorporation

Arbitron Holdings Inc.	Delaware
Arbitron International, LLC (1)	Delaware
CSW Research Limited (2)	United Kingdom
Euro Fieldwork Limited (3)	United Kingdom
Ceridian Infotech (India) Private Limited	India
Audience Research Bureau S.A. de C.V.	Mexico
Arbitron Technology Services India Private Limited (1)	India

(1)	Is a subsidiary of Arbitron Inc. and Arbitron Holdings, Inc.

(2)	CSW Research Limited was a subsidiary of Arbitron Holdings, Inc. until January 31, 2008

(3)	Euro Fieldwork Limited is a subsidiary of CSW Research Limited, which was a subsidiary of Arbitron Holdings, Inc. until January 31, 2008